United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

October 8, 2024

Attn: Aamira Chaudhry and Doug Jones

Re:	Payoneer Global Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for the Fiscal Period Ended June 30, 2024
File No. 001-40547

Dear Ms. Chaudhry and Mr. Jones:

On behalf of Payoneer Global Inc. (the “Company”), please find below our responses to the comment letter dated September 25, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2023, as filed with the Commission on February 28, 2024, and the Company’s Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal period ended June 30, 2024, as filed with the Commission on August 7, 2024. Except as provided in this letter, terms used in this letter have the meanings given to them in the Form 10-K or the Form 10-Q, as applicable.

Form 10-Q for the Fiscal Period Ended June 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue and Operating Income—Liquidity and Capital Resources—Cash Flows—Operating Activities, page 31

1.	It appears your disclosure describes how the reported amount of operating cash flows was derived for each period. Please provide a comparative analysis of the material factors causing a material change in the reported amount of operating cash flows between periods, including material amounts that may offset one another. Refer to the guidance cited above, including the introductory paragraph to Item 303(c) and (c)(1) of Regulation S-K and all applicable instructions to paragraphs (b) and (c).

Company response: The Company respectfully acknowledges the Staff’s comment and confirms that its discussion of cash flows in future filings will include a comparative analysis of the material factors causing a material change in the reported amount of operating cash flows between periods, including material amounts that may offset one another.

Please see below for a revised disclosure that is illustrative of the Company’s discussion of cash flows in future filings:

“Net cash provided by operating activities was $80.9 million for the six months ended June 30, 2024, an increase of $21.0 million compared to $59.9 million for the six months ended June 30, 2023.

This increase was driven by an increase in net income of $7.9 million in the six months ended June 30, 2024 compared to the prior year period, which was primarily a result of $69.0 million of growth in revenue which outpaced $32.7 million of growth in operating expenses, partially offset by a $14.9 million increase in tax expense and a $2.9 million reduction of other financial income, as discussed in the Results of Operations section above.

The increase in net income period over period also includes non-cash items of income and expense, including a $10.6 million lower gain in the fair value of our warrant liability and an $8.2 million increase in depreciation and amortization expense. Additionally, we released the valuation allowance on deferred tax assets in the United States in the six months ended June 30, 2023. The non-recurrence of this release in the current year primarily contributed to the $6.2 million decrease in the non-cash reduction to net income to arrive at operating cash flows compared to the prior year period. These items were partially offset by a $4.4 million decrease in stock-based compensation expense.

During the six months ended June 30, 2024, other payables decreased $12.4 million, other current assets increased $11.1 million, and trade payables increased $17.8 million, in each case compared to the change in the prior year period, all due to changes in timing of payments relative to period cut-off.”

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue and Operating Income—Liquidity and Capital Resources—Cash Flows—Operating Activities, page 47

2.	Please provide a more fulsome analysis by quantifying the factors cited for the change in reported operating cash flows between periods and discuss underlying factors associated with each cited factor. Refer to Item 303(a) and (b) of Regulation S-K and all applicable instructions to paragraph (b), the introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 and section III.D of Release No. 33-6835. In so doing, clarify how the noncash items cited regarding results and income related to deferred taxes affect operating cash. Also, ensure all material items contributing to the change are cited. For example, in the “Supplemental disclosure of cash flow information” of the Statement of Cash Flows you report you paid over $31 million more in net taxes in 2023 compared to 2022 but this was not a factor cited in your analysis.

Company response: The Company respectfully acknowledges the Staff’s comment and confirms that its discussion of cash flows in future filings will quantify the factors cited for the change in reported operating cash flows, discuss underlying factors associated with each cited factor, and include all material items contributing such change, including as it relates to tax payments. The Company’s discussion of any noncash items of results and income will be clearly related to operating cash, consistent with the illustrative disclosure provided in our response to Comment 1 above.

* * * * * * *

We thank the Staff for its review of the foregoing. If you have further questions or comments, please contact the undersigned by telephone at 212-600-9272 or the Company’s counsel, Davis Polk & Wardwell LLP, Byron B. Rooney at 212-450-4658.

Sincerely,
/s/ Bea Ordonez
Bea Ordonez Chief Financial Officer

cc:	Byron B. Rooney, Davis Polk & Wardwell LLP